UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☑ Form 10-D ☐ Form N-SAR ☐ Form N-CSAR

For Period Ended: June 29, 2019 __________________
☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR
    Transition Period Ended:_________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________________________________________________________

PART I — REGISTRANT INFORMATION

CAPRI HOLDINGS LIMITED
_______________________________________________________________________________________
Full Name of Registrant

_______________________________________________________________________________________
Former Name if Applicable

33 KINGSWAY
_______________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

LONDON, UNITED KINGDOM WC2B 6UF
_______________________________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
Capri Holdings Limited (the “Company”) is filing this Form 12b-25 with the U.S. Securities and Exchange Commission (the “Commission”) to postpone the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2019 (the “Form 10-Q”) beyond August 8, 2019 (the prescribed due date for the Form 10-Q filing) because of the Company’s need to further review its recent adoption of the Financial Accounting Standards Board’s Accounting Standards Update (ASU) 2016-02, Topic 842, Leases, including with respect to the accelerated adoption and implementation of said Lease Accounting Standard by Versace (which was acquired on December 31, 2018 and would not have been subjected to (ASU) 2016-02, Topic 842 prior to acquisition). Accordingly, the Form 10-Q cannot be filed within the prescribed time period without unreasonable effort or expense, and the Company requires additional time to finalize the Form 10-Q. The Company expects to file the Form 10-Q with the Commission as soon as possible and in any event within 5 calendar days of the original prescribed date.
PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas J. Edwards, Jr.	(212)	201-8100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐
_______________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CAPRI HOLDINGS LIMITED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 8, 2019	By: /s/ Thomas J. Edwards, Jr.
Name: Thomas J. Edwards, Jr.
Title: Executive Vice President, Chief Financial Officer & Chief Operating Officer